
Mail Stop 3561

November 15, 2016

Michael W. Hawkins
Chief Financial Officer
mCig, Inc.
2831 St. Rose Parkway, Suite 200
Henderson, Nevada 89052

> **Re:** **mCig, Inc.**
> **Form 10-K for the Year Ended April 30, 2016**
> **Filed September 1, 2016**
> **File No. 333-175941**

Dear Mr. Hawkins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2016

Exhibits 31.1 and 31.2 Certifications

1. Please revise the introduction to paragraph (4) to read as follows: "The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:" In addition paragraph 5(a) should begin with "All significant deficiencies and material weaknesses…" Reference is made to paragraph 4 introduction and paragraph 5(a) of Item 601(b)(31) of Regulation S-K. The Annual Report on Form 10-K for the fiscal year ended April 30, 2016 should be amended and should include full financial statements and notes thereof under Item 8 and the controls and procedures section under Item 9A. We refer you to analogous guidance in the Staff's

Compliance and Disclosure Interpretations (C&DI's), Question No. 246.13 of Regulation S-K.

Exhibit 32 Certifications

2.   Please revise your Exhibit 32.1 and Exhibit 32.2 Certifications to correct in the introductory paragraph the name of the company being reported on. In addition, please clarify in Exhibit 32.1 whether Paul Rosenberg is the Chief Executive Officer in the introductory paragraph. We note you disclose him being the Interim Chief Executive Officer. The Annual Report on Form 10-K for the fiscal year ended April 30, 2016 should be amended to include revised and currently dated Exhibit 32 Certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure